John Hancock Financial Services, Inc.

John Hancock Place

Post Office Box 111

Boston, Massachusetts 02117

(617) 572-0320

Fax: (617) 572-9161

E-mail: pminella@jhancock.com

Paula J. Minella

AVP and Counsel

VIA EDGAR

May 19, 2014

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate Account A

“Accumulation Variable Universal Life 2014” (National Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-193994

John Hancock Life Insurance Company of New York

John Hancock Life Insurance Company of New York

Separate Account B

“Accumulation Variable Universal Life 2014” (NY Version)

Initial Registration Statement filed on Form N-6

File Nos. 811-8329 and 333-193995

Dear Mr. Oh:

On February 18, 2014, John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (collectively, the “Companies”) and their corresponding separate accounts filed initial registration statements relating to a new variable life insurance policy known as Accumulation Variable Universal Life (“AVUL”). At the request of the staff conveyed by telephone on May 16, 2014, the Companies and their respective separate accounts (collectively, the “Registrants”) make the following representation:

The Registrants represent that the Fee Tables provided in subsequent filings in Form N-6 filed by the Registrants will be revised to provide disclosure required by Item 3 of Form N-6 and applicable staff comments and that such changes for the Registrants’ policies will be implemented and in effect no later than May 1, 2015.

We hope you find these responses satisfactory. If you have questions or further comments about this matter, please contact the undersigned at 617.572.0320.

Very truly yours,

/s/ Paula J. Minella

Paula J. Minella